7135 E. Camelback Rd., Suite 230 Scottsdale AZ 85251 480-553-6314 info@zephyrgroupinc.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zephyr Group, Inc.
Registration Statement on Form 1-A (SEC File No. 024-12300)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Zephyr Group, Inc. hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of the registrant’s registration statement on Form 1-A, File No. 024-12300. The registration statement is not effective, and no securities have been issued pursuant to the registration statement. We are withdrawing the registration statement because we have elected not to proceed with the registration process and conduct a registered offering at this time.

Accordingly, we respectfully request effectiveness of this withdrawal to be as soon as practicable.

Please direct any comments or questions regarding this filing to our counsel for this registration statement, Carl P. Ranno at (602 402 3615).

 Sincerely,

/s/ D. Roy Serventi

D. Roy Serventi, President/CEO

cc Carl P. Ranno